March 28, 2005

via U.S. mail

John R. Hickey
President and Chief Executive Officer
Renaissance Learning, Inc.
2911 Peach Street
P.O. Box 8036
Wisconsin Rapids, Wisconsin 54495-8036

Re:	Renaissance Learning, Inc.
	Registration Statement on Form S-4
	Filed February 25, 2005
	File No. 333-122993

Dear Mr. Hickey:

	This is to advise you that we limited our review of the above registration statement to matters concerning the formula-priced merger consideration and tax opinion disclosure, and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Outside Front Cover Page of the Prospectus
1. It appears that you have included between the front cover page of the registration statement and the table of contents a letter to the
AlphaSmart shareholders, a notice of special meeting of AlphaSmart shareholders and what appears to be the prospectus cover page following the "Additional Information" section. While we would not object to a two page "cover page" consisting of any combination of above, e.g., a cover letter and prospectus cover page, the length of this section in its current form is inconsistent with the requirements of Item 501 of Regulation S-K and Securities Act Rule 421(d). In addition, these pages appear to contain redundant information. For example, on both the letter to the shareholders and the prospectus cover page, you repeat the discussion regarding the types of merger consideration a shareholder may elect. Consider consolidating such information, eliminating repetition where possible and moving information not material to a shareholder`s investment decision to the body of the prospectus. Revise accordingly. Ensure that the disclosure required by Item 501 is located on the outside cover page of the materials sent to the AlphaSmart shareholders as opposed to its current location following the "Additional Information" section.
2. Disclose that the exchange rate may differ from the example as of the latest practicable date, that AlphaSmart stockholders may not know the exchange rate before submitting their vote on the proposal to adopt the merger agreement and approve the related transactions and why step one of the merger may not close on the date of the special meeting. What time period, if any, do you anticipate between the stockholder vote and the closing of the merger?
3. Expand the first page of your document to state the minimum number of shares of Renaisssance stock that holders of AlphaSmart shares should expect to receive, if the merger occurs.
Summary, page 1
      What AlphaSmart Stockholders Will Receive in the Step One
Merger, page 3
4. Because the consideration shareholders will receive varies in part based on fluctuations in the market price of Renaissance common stock over a ten-day pricing period, please add to this section an illustrative table indicating the sensitivity of the exchange ratios to changes in market price, using a reasonable range of per share prices of your common stock and other relevant information. Provide a thorough discussion of such information elsewhere in your proxy statement, where applicable. In your supplemental response tell us why you pick the range of prices used in the requested table, and tell us how the range of prices compares to the fluctuations in common stock price that have been experienced over recent periods.
      The Redesignation, page 4
5. Provide in this section an illustrative example demonstrating how the cash pro ration factor would be calculated.
6. In your discussion of the redesignation procedures and continuity of interest test, you disclose the general effects on a holder of AlphaSmart common stock in the event that the either the stock election is oversubscribed or the cash election is oversubscribed such that the mergers do not satisfy the continuity of interest test.
Please add to this section a sensitivity analysis, including illustrative tables, that concisely discusses and demonstrates the potential effects of the redesignation on what stockholders will receive. Use examples to show the extent to which actual merger consideration may vary from an election as a consequence of the redesignation.
For example, in the case of an oversubscription of the stock election, what portion of their payment would the over-subscribers receive in cash, if the number of shares of AlphaSmart common stock elected to be exchanged for Renaissance common stock represented 60%,
80%, 100%, etc., of the outstanding shares of AlphaSmart common stock outstanding immediately prior to the effective time of the step one merger?
Similarly, quantify the pro rata reduction in cash payment (and the corresponding pro rata increase in the stock consideration) in the event holders of AlphaSmart common stock representing 100%, 90% or 80%, etc. of all AlphaSmart common stock outstanding select the cash consideration option. In addition, would such percentages always cause the continuity of interest test not to be satisfied or are there other relevant factors tax counsel would consider? If so, identify and discuss such factors.
Finally, you indicate that holders of combination elections might have a portion of the cash consideration to which they would otherwise be entitled redesignated as stock. Provide an illustrative example of when this might occur and quantify the reduction in such holders` cash election shares in such a scenario. What is the potential scope of the adjustments that may occur to the holders` combination election as a consequence of the redesignation?

Please present the assumptions you use in providing the sensitivity analysis to inform stockholders of the potential effects of stock price fluctuations and variances of the form of consideration provided from the election by security holders. Ensure that the range of reasonably likely outcomes is described in understandable terms. Please supplement your disclosure accordingly.
7. Consider providing a 1-800 number that shareholders can call before the polls close to find out the exact number of shares to be issued on a per share basis.

Merger Consideration, page 55
	Changes in Price of Renaissance Common Stock, page 56
8. It appears that there is a strong likelihood that stockholders will send in their letters of transmittal and election forms along with their proxy cards based on their understanding that step one of the merger will close on the day of the special meeting and therefore the exchange rate announced in your press release sent prior to the special meeting will ultimately be the actual exchange rate used in consummating the transactions. It also appears that there is a possibility that between the date such stockholders send in their election forms and proxy cards and the date of the special meeting, that the closing of step one of the merger could be postponed to a date after the special meeting and the exchange rate could change. Depending on the date of the closing of step one of the merger, the exchange rate might not be determined until the close of business the evening before the date of the special meeting. In such a case, how may a stockholder who had previously sent in their election form and proxy card change their election and proxy other than by appearing at the special meeting or mailing in a new election form and proxy card?
Have you provided some other mechanism by which shareholders can quickly make an election or change their vote, e.g. via facsimile or touch-tone telephone, if permitted by applicable state law? We note that page 11 of the letter of transmittal and election form suggests that mail is the only recommended method of delivery.

Material United States Federal Income Tax Consequences of the
Mergers, page 70
9. Throughout your document, you frequently allude to the continuity of interest requirements for a tax-free reorganization under Section
368(a) of the Internal Revenue Code of 1986. While you discuss the consequences if the acquisition of AlphaSmart does not qualify as a reorganization under Section 368, you do not provide a description of the continuity of interest test or an explanation of this Internal Revenue Code section. Please supplement your disclosure accordingly.
10. You disclose that completion of the mergers is conditioned upon the receipt of tax opinions from counsel, and you then summarize material United States federal income tax consequences of the mergers without explicitly indicating that such discussion represents the opinion of counsel or of a certified public accountant that you identify. Revise accordingly and identify the counsel who is issuing such opinions.

Exhibits 5.1 and 8.1
11. Please file the legality and tax opinions as soon as possible. Note that we may have comments on those opinions, when filed.

Closing Comments

      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Perry Hindin, Staff Attorney, at (202) 942-
2822
with any questions on any other matters. If you require further assistance, you may contact me at (202) 942-1818 or Barbara C.
Jacobs, Assistant Director at (202) 942-1800.

						Sincerely,


						Mark P. Shuman
						Branch Chief - Legal
						Office of Computers and Online
Services
cc:	P. Hindin
	via facsimile
Dennis Connolly
Godfrey & Kahn, S.C.
	(F) (414) 273-5198




Renaissance Learning, Inc.
March 28, 2005
page 1